Exhibit 99.1

Yintech to Acquire Forthright Securities

SHANGHAI, CHINA, September 27, 2017 — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual customers in China, today announced that it has entered into a definitive agreement to acquire 100% equity interest in Forthright Securities Company Limited (“Forthright Securities”) from Mr. Ming Yan, a co-founder and director of Yintech who held 21.4% of the Company as of June 30, 2017. Yintech has received approval from the Securities and Futures Commission of Hong Kong (the “SFC”) for the proposed transaction.

As a licensed corporation permitted to carry on Type 1 regulated activity (dealing in securities) under the Securities and Futures Ordinance, Forthright Securities is regulated by the SFC and provides brokerage services to individual and institutional customers for a variety of securities and financial products traded on global capital markets, including stocks, bonds and ETFs. As of August 31, 2017, Forthright Securities had total client assets of approximately HK$300 million.

The proposed transaction is expected to be completed in October 2017 for a total consideration of approximately US$2.1 million, subject to customary closing conditions and adjustments.

“This transaction is another step in our strategy to develop new businesses and explore new opportunities as we steadily expand our service offerings into medium and low risk products,” commented Mr. Wenbin Chen, Chairman and CEO of Yintech. “By integrating Forthright Securities under the Yintech umbrella, we will now be able to provide our customers with another important asset class to diversify their investment portfolio. With Forthright Securities’ proprietary mobile apps, customers will be able to trade around the clock on global capital markets and enjoy customized one-on-one services. I am confident that our deep understanding of, and extensive experience in serving, Chinese individual investors will allow us to further differentiate ourselves in this rapidly growing yet highly competitive market.”

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the

Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s annual report on Form 20-F for the year ended December 31, 2016. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual customers in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of gold and other commodities trading services, securities advisory services, securities information platform services and overseas securities trading services.

For investor and media inquiries, please contact:

Yintech

Investor Relations Department
Phone: +86 21 2028 9009 ext 8270
E-mail: ir@yintech.cn

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com